As filed with the Securities and Exchange Commission on June 21, 2017

Registration No. 333-

_____________________

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

_____________________

FORM F-6

REGISTRATION STATEMENT

under

THE SECURITIES ACT OF 1933

For American Depositary Shares

of

BANCO SANTANDER S.A.

(Exact name of issuer of deposited securities as specified in its charter)

N/A

(Translation of issuer's name into English)

SPAIN

(Jurisdiction of incorporation or organization of issuer)

THE BANK OF NEW YORK MELLON

(Exact name of depositary as specified in its charter)

225 Liberty Street, New York, New York 10286

(212) 495-1784

(Address, including zip code, and telephone number, including area code, of depositary's principal executive offices)

_______________________

The Bank of New York Mellon

ADR Division

225 Liberty Street, 21st Floor

New York, New York 10286

(212) 495-1784

(Address, including zip code, and telephone number, including area code, of agent for service)

Copies to:

Brian D. Obergfell, Esq.

Emmet, Marvin & Martin, LLP

120 Broadway

New York, New York 10271

(212) 238-3032

It is proposed that this filing become effective under Rule 466

[X] immediately upon filing

[ ] on (Date) at (Time).

If a separate registration statement has been filed to register the deposited shares, check the following box. [ ]

CALCULATION OF REGISTRATION FEE

Title of each class of Securities to be registered	Amount to be registered	Proposed maximum aggregate price per unit (1)	Proposed maximum aggregate offering price (1)	Amount of registration fee
American Depositary Shares, each American Depositary Share representing ordinary shares of Banco Santander S.A.	2,000,000,000 American Depositary Shares	$5.00	$100,000,000	$11,590.00
[1]	For the purpose of this table only the term "unit" is defined as 100 American Depositary Shares.

The prospectus consists of the proposed Form of American Depositary Receipt included as Exhibit A to the Form of Deposit Agreement filed as Exhibit 1 to this Registration Statement which is incorporated herein by reference.

PART I

INFORMATION REQUIRED IN PROSPECTUS

Item -1.	Description of Securities to be Registered

Cross Reference Sheet

Item Number and Caption	Location in Form of Receipt Filed Herewith as Prospectus
1. Name and address of depositary	Introductory Article
2. Title of American Depositary Receipts and identity of deposited securities	Face of Receipt, top center
Terms of Deposit:
(i) The amount of deposited securities represented by one unit of American Depositary Receipts	Face of Receipt, upper right corner
(ii) The procedure for voting, if any, the deposited securities	Articles number 15, 16 and 18
(iii) The collection and distribution of dividends	Articles number 4, 12, 13, 15 and 18
(iv) The transmission of notices, reports and proxy soliciting material	Articles number 11, 15, 16 and 18
(v) The sale or exercise of rights	Articles number 13, 14, 15 and 18
(vi) The deposit or sale of securities resulting from dividends, splits or plans of reorganization	Articles number 12, 13, 15, 17 and 18
(vii) Amendment, extension or termination of the deposit agreement	Articles number 20 and 21
(viii) Rights of holders of Receipts to inspect the transfer books of the depositary and the list of holders of Receipts	Article number 11
(ix) Restrictions upon the right to deposit or withdraw the underlying securities	Articles number 2, 3, 4, 5, 6, 7, 8, 21 and 22
(x) Limitation upon the liability of the depositary	Articles number 14, 18, 21 and 22
3. Fees and Charges	Articles 7 and 8
Item - 2.	Available Information
Public reports furnished by issuer	Article number 11

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item - 3. Exhibits

a.	Form of Amended and Restated Deposit Agreement dated as of September 22, 2016, among Banco Santander S.A., The Bank of New York Mellon as Depositary, and all Owners and Holders from time to time of American Depositary Shares issued thereunder. - Filed herewith as Exhibit 1.
b.	Form of letter agreement dated as of September 22, 2016, among Banco Santander S.A. and The Bank of New York Mellon relating to pre-release activities. - Filed herewith as Exhibit 2.
c.	Every material contract relating to the deposited securities between the Depositary and the issuer of the deposited securities in effect at any time within the last three years. – See (a) and (b) above.
d.	Opinion of Emmet, Marvin & Martin, LLP, counsel for the Depositary, as to legality of the securities to be registered. – Filed herewith as Exhibit 4.
e.	Certification under Rule 466. – Filed herewith as Exhibit 5.

Item - 4.

Undertakings

(a)	The Depositary hereby undertakes to make available at the principal office of the Depositary in the United States, for inspection by holders of the ADSs, any reports and communications received from the issuer of the deposited securities which are both (1) received by the Depositary as the holder of the deposited securities, and (2) made generally available to the holders of the underlying securities by the issuer.

(b)	If the amounts of fees charged are not disclosed in the prospectus, the Depositary undertakes to prepare a separate document stating the amount of any fee charged and describing the service for which it is charged and to deliver promptly a copy of such fee schedule without charge to anyone upon request. The Depositary undertakes to notify each registered holder of an ADS thirty days before any change in the fee schedule.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the registrant certifies that it has reasonable grounds to believe that all the requirements for filing on Form F-6 are met and has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of New York, State of New York, on June 21, 2017.

Legal entity created by the agreement for the issuance of American Depositary Shares for ordinary shares of Banco Santander S.A.

By: The Bank of New York Mellon,

As Depositary

By: /s/ Slawomir Soltowski

Name: Slawomir Soltowski

Title: Managing Director

Pursuant to the requirements of the Securities Act of 1933, Banco Santander S.A. has caused this Registration Statement to be signed on its behalf by the undersigned thereunto duly authorized, in the City of Madrid, Spain, on June 21, 2017.

BANCO SANTANDER S.A.

By: /s/ José Antonio García Cantera

Name: José Antonio García Cantera

Title: Authorized Representative

Each person whose signature appears below hereby constitutes and appoints José Antonio García Cantera, Sergio Gámez Martínez and Francisco Javier Illescas Fernández-Bermejo, and each of them severally, his true and lawful attorney-in-fact with power of substitution and resubstitution to sign in his name, place and stead in any and all capacities the Registration Statement and any and all amendments thereto (including post-effective amendments) and any documents in connection therewith, and to file the same with the Securities and Exchange Commission, granting unto each of said attorneys full power to act with or without the other, and full power and authority to do and perform, in his name and on his behalf, every act whatsoever which such attorneys, or any one of them, may deem necessary or desirable to be done in connection therewith as fully and to all intents and purposes as he might or could do in person, hereby ratifying and confirming all that said attorney-in-fact, or any of them, or their substitute or substitutes, may lawfully do or cause to be done by virtue hereof.

Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed by the following persons in the capacities indicated on June 21, 2017.

Signature	Title

/s/ Ana Botín
Ana Botín	Chairman of the Board of Directors

/s/ José Antonio Álvarez
José Antonio Álvarez	Chief Executive Officer and Director

Bruce Carnegie-Brown	Vice Chairman of the Board of Directors

/s/ Rodrigo Echenique
Rodrigo Echenique	Vice Chairman of the Board of Directors

/s/ Matías R. Inciarte
Matías R. Inciarte	Vice Chairman of the Board of Directors

/s/ Guillermo de la Dehesa
Guillermo de la Dehesa	Vice Chairman of the Board of Directors

Homaira Akbari	Director

/s/ Ignacio Benjumea
Ignacio Benjumea	Director

Javier Botín	Director

Sol Daurella	Director

Carlos Fernández	Director

Esther Giménez-Salinas	Director

/s/ Belén Romana García
Belén Romana García	Director

/s/ Isabel Tocino
Isabel Tocino	Director

Juan Miguel Villar-Mir	Director

/s/ José Antonio García Cantera
José Antonio García Cantera	Chief Financial Officer

/s/ José Doncel
José Doncel	Chief Accounting Officer

/s/ James Bathon
James Bathon	Managing Director of Banco Santander, S.A., New
York Branch; Authorized U.S. Representative

INDEX TO EXHIBITS

Exhibit

Number Exhibit

1	Form of Amended and Restated Deposit Agreement dated as of September 22, 2016, among Banco Santander S.A., The Bank of New York Mellon as Depositary, and all Owners and Holders from time to time of American Depositary Shares issued thereunder.

2	Form of letter agreement dated as of September 22, 2016, among Banco Santander S.A. and The Bank of New York Mellon relating to pre-release activities.

4	Opinion of Emmet, Marvin & Martin, LLP, counsel for the Depositary, as to legality of the securities to be registered.

5	Certification under Rule 466.